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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

                                  BOLLE INC.
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                                (Name of Issuer)

                         COMMON STOCK, $.01 PAR VALUE
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                        (Title of Class of Securities)

                                  097937 10 6
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                                (CUSIP Number)

                              KANE KESSLER, P.C.
                1350 AVENUE OF THE AMERICAS, NEW YORK, NY 10019
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         (Name, Address, and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 MAY 11, 1998
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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

SCHEDULE 13D

CUSIP NO. 097937106                                         PAGE   OF   PAGES

1.     NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       MARTIN E. FRANKLIN
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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
       (SEE INSTRUCTIONS)                                            (b) [ ]

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3.     SEC USE ONLY

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4.     SOURCE OF FUNDS (SEE INSTRUCTIONS)

       PF
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5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                [ ]

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6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED KINGDOM
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      NUMBER OF          7. SOLE VOTING POWER                      702,704
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                      -0-
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                 702,704
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                  -0-
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                             702,704
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12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)                               [X]
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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.2 percent
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14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
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

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
	INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Information contained in this statement on Schedule 13D is as of the date hereof, unless otherwise expressly provided herein. This Amendment No. 1 to Schedule 13D is being filed to correct an error in the number of shares previously reflected in the Schedule 13D as being beneficially owned by Martin Franklin. Since the filing of the Schedule 13D, there has been no change in the number of shares beneficially owned by Mr. Franklin.

Item 1. Security and Issuer.

     (i) Name and Issuer: Bolle Inc. (hereinafter referred to as the "Company" or "Issuer").

     (ii)  Address of Issuer: 555 Theodore Fremd Avenue, Rye, New York 10580.

     (iii) Title of Class of Equity Securities to which this Statement relates:
           Common Stock, $.01 par value (the "Common Stock").

     (iv) Name and Address of Principal Executive Offices of Issuer:

          555 Theodore Fremd Avenue
          Rye, New York 10580

Item 2. Identity and Background.

     (a)  Martin E. Franklin

     (b)  555 Theodore Fremd Avenue
          Rye, New York 10580

     (c) Chairman of the Board of Bolle Inc. and Lumen Technologies, Inc. 555 Theodore Fremd Avenue
          Rye, New York 10580

     (d)  None.

     (e)  None.

     (f)  United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration.

        On March 11, 1998, BEC Group, Inc. ("BEC"), a Delaware corporation, consummated the Spinoff (as defined below) pursuant to which BEC stockholders received all of BEC's interest in the Company, in a pro rata distribution (the "Spinoff"). As a result of the Spinoff, holders of the common stock, par value $.01 per share of BEC shall receive, after March 11, 1998, one share of Common Stock of the Company for every three shares of BEC common stock held of March 11, 1998 and, as a result, the Company became an independent publicly-held company. In the Spinoff, cash is to be paid in lieu of fractional shares. As a result of the consummation of the foregoing transaction, Mr. Franklin shall receive 702,704 shares of Common Stock of the Company and a small amount of cash in lieu of fractional shares.

Item 4. Purpose of Transaction.

          The acquisition of the 702,704 shares of Common Stock by Mr. Franklin, is for investment purposes only, although Mr. Franklin reserves the right to transfer or sell all or any portion of such shares of Common Stock to a third person. Mr. Franklin reserves the right in the future to take or propose such action as he deems appropriate regarding his shares of Common Stock, including any actions of the type specified under Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) Mr. Franklin beneficially owns 702,704 shares of Common Stock of the Company (including 270,833 shares of Common Stock that Mr. Franklin has the right to acquire within 60 days upon the exercise of options) which constitutes approximately 10.2% of the Company's outstanding shares of Common Stock. This number of shares excludes 5,127 shares, which are held in trust for Mr. Franklin's minor children, as to which shares Mr. Franklin disclaims beneficial ownership.

     (b) Mr. Franklin has the sole power to vote and the sole power to dispose of all of the shares of Common Stock of the Issuer that he beneficially owns.

     (c)  See Item 3 herein.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

        Not applicable.

Item 7. Material to Be Filed as Exhibits

        None

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   /s/ Martin E. Franklin
                                                   -------------------------
                                                   Martin E. Franklin


April  6, 1998